SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Final Amendment (Amendment No. 5)*

Evofem Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30048L104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 30048L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Woodford Investment Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of common stock, par value $0.0001 per share (“Common Shares”)
	6	SHARED VOTING POWER 0 Common Shares
	7	SOLE DISPOSITIVE POWER 0 Common Shares
	8	SHARED DISPOSITIVE POWER 0 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON FI

SCHEDULE 13G

CUSIP NO. 30048L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Common Shares
	6	SHARED VOTING POWER 0 Common Shares
	7	SOLE DISPOSITIVE POWER 0 Common Shares
	8	SHARED DISPOSITIVE POWER 0 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 30048L104

This Amendment No. 5 amends and restates in its entirety the Schedule 13G filed by Woodford Investment Management Ltd (the “Manager”) and Neil Woodford on June 11, 2018, as amended by Amendment No. 1 thereto on December 10, 2018, Amendment No. 2 thereto on May 10, 2019, Amendment No. 3 thereto on August 8, 2019 and Amendment No. 4 thereto on November 8, 2019 (as amended and restated, this “Schedule 13G”). This Amendment No. 5 is the final amendment to the Schedule 13G and is an exit filing. (1)

Item 1(a).	Name of Issuer:

Evofem Biosciences, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12400 High Bluff Drive, Suite 600
San Diego, CA 92130

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed jointly by the Manager and Neil Woodford, the Head of Investment for the Manager. The joint filing agreement of the Manager and Mr. Woodford is attached as Exhibit 1 to this Schedule 13G. The filers of this statement are collectively referred to herein as the “Group.”

The principal business office of the Manager and Mr. Woodford is 27 Old Gloucester Street, London WC1N 3AX, United Kingdom. For the place of organization of the Manager and the citizenship of Mr. Woodford, see Item 4 of their respective cover pages.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Shares”)

Item 2(e).	CUSIP Number:

30048L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).

(1)	Amendment No. 4 to this Schedule 13G pertained to Common Shares held of record by Woodford Patient Capital Trust Plc (“WPC”), which were deemed beneficially owned by the Manager and Mr. Woodford due to the Manager’s status as the investment manager of such fund, and Mr. Woodford’s status as Head of Investment for the Manager. As of December 13, 2019, the Manager cased to be the investment manager of WPC, and as a result, such Common Shares are no longer beneficially owned by the Manager or Mr. Woodford as of such date. Previous amendments to this Schedule 13G included Common Shares held of record by LF Woodford Equity Income Fund (“LFW”), a fund previously managed by the Manager, however, as of October 15, 2019, the Manager ceased to be the investment manager of LFW.

SCHEDULE 13G

CUSIP NO. 30048L104

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☒

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: The Manager is eligible to file pursuant to §240.13d-1(b)(1)(ii)(J) and is an investment manager authorized and regulated by the Financial Conduct Authority of the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above. See Exhibit 1 for the identification and classification of each member of the Group.

Item 4.	Ownership.

(a)	Amount beneficially owned:

0 Common Shares

(b)	Percent of class:

0.0%.

(c)	Number of Common Shares to which each member of the Group has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 0

SCHEDULE 13G

CUSIP NO. 30048L104

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each member of the Group has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below each member of the Group certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to investment managers authorized and regulated by the Financial Conduct Authority of the United Kingdom is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). Each member of the Group also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SCHEDULE 13G

CUSIP NO. 30048L104

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2020

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Paul Green
	Name:	Paul Green
	Title:	Head of Operations and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

This Schedule 13G is being jointly filed by the Group. The Manager is an investment manager, authorized and regulated by the Financial Conduct Authority of the United Kingdom, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Manager. Mr. Woodford, as a controlling person of the Manager, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by the Manager. Securities previously reported on this Schedule 13G as being beneficially owned by the Group were purchased on behalf of clients of the Manager.

Pursuant to Rule 13d-4, Mr. Woodford declares that the filing of this Schedule 13G shall not be deemed an admission by him that he is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities previously covered by this Schedule 13G.

SCHEDULE 13G

CUSIP NO. 30048L104

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 4, 2020

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Paul Green
	Name:	Paul Green
	Title:	Head of Operations and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The Group filing this Schedule 13G is comprised of Woodford Investment Management Ltd and Neil Woodford, its Head of Investment.

Item 3 Classification:

Woodford Investment Management Ltd:  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

Neil Woodford: A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).